PAY DOWN HERO, INC.

FINANCIAL STATEMENTS

For the Fiscal year ended December 31, 2020 and 2019

(UNAUDITED)

Pay Down Hero, Inc.
Balance Sheet

		Jan - Dec 2019		Jan - Dec 2020
ASSETS				
Current Assets				
Bank Accounts				
Operating Accounts		2,504.39		8,265.59
RESTRICTED CASH Consumer Clearing				3,330.03
Total Bank Accounts	$	2,504.39	$	11,595.62
Total Current Assets	$	2,504.39	$	11,595.62
TOTAL ASSETS	$	2,504.39	$	11,595.62
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2000 Accounts Payable		1,067.60		1,964.45
Total Accounts Payable	$	1,067.60	$	1,964.45
Other Current Liabilities				
2100 Accrued Expenses		5,317.07		16,203.37
2160 Loan Payable		25,000.00		67,500.00
2200 Clearing Account		0.00		5,111.52
2500 Convertible Note		150,000.00		185,000.00
Total Other Current Liabilities	$	180,317.07	$	273,814.89
Total Current Liabilities	$	181,384.67	$	275,779.34
Total Liabilities	$	181,384.67	$	275,779.34
Equity				
Total Equity	-$	178,880.28	-$	264,183.72
TOTAL LIABILITIES AND EQUITY	$	2,504.39	$	11,595.62

Pay Down Hero, Inc.
Profit and Loss

	Jan - Dec 2019	Jan - Dec 2020
Income		
Total Income	$ 0.00	$ 93.05
Cost of Goods Sold		
5100 Cost of Goods Sold	16,767.36	16,362.35
Total Cost of Goods Sold	$ 16,767.36	$ 16,362.35
Gross Profit	-$ 16,767.36	-$ 16,269.30
Expenses		
6000 Salary	43,505.19	10,416.65
6090 Allocated Benefits	4,005.04	1,193.02
6110 Consulting	139,493.34	30,744.64
6140 Legal Fees	1,708.00	455.97
6150 Third Party Service	1,271.83	2,559.81
6310 Dues & Subscriptions	937.77	1,162.87
6420 Web Site Development	5,332.50	
6430 Advertising Expense		22,157.62
Total 6500 Travel	244.06	148.11
7320 Software (under $1K)	88.89	230.07
7330 IT Services	181.93	
7350 Internet		699.99
7940 Bank Charges	128.44	443.28
Total Expenses	$ 196,896.99	$ 70,212.03
Net Operating Income	-$ 213,664.35	-$ 86,481.33
Other Expenses		
8600 Interest Expense	5,317.07	10,886.30
Total Other Expenses	$ 5,317.07	$ 10,886.30
Net Other Income	-$ 5,317.07	-$ 10,886.30
Net Income	-$ 218,981.42	-$ 97,367.63

Pay Down Hero, Inc.
Statement of Cash Flows
January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020
OPERATING ACTIVITIES		
Net Income	-218,981.42	-97,367.63
Adjustments to reconcile Net Income to Net Cash provided by operations:		
2000 Accounts Payable	1,067.60	896.85
2100 Accrued Expenses	5,317.07	10,886.30
2160 Loan Payable	25,000.00	12,500.00
2200 Clearing Account		5,111.52
2500 Convertible Note	150,000.00	65,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 181,384.67	$ 94,394.67
Net cash provided by operating activities	-$ 37,596.75	-$ 2,972.96
FINANCING ACTIVITIES		
Net cash provided by financing activities	$ 0.00	$ 12,064.19
Net cash increase for period	-$ 37,596.75	$ 9,091.23

Pay Down Hero
Statement of Equity

	Year Ended 2018	Year Ended 2019	Year Ended 2020
Balance Jan 1	$ -	$ 40,101	$ (178,880)
Owners Contribution	$ 50,000		$ 12,064
Common Stock (5,479,425)	$ 548		
Net Income	$ (10,447)	$ (218,981)	$ (97,368)
Balance Dec 31	$ 40,101	$ (178,880)	$ (264,184)

NOTE TO THE FINANCIAL STATEMENTS
Fiscal years ended December 31, 2020 and 2019

ORGANIZATION:
Pay Down Here is a corporation organized under the laws of the Sate of Delaware.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:
A. Basis of Accounting:

 The company prepares its financial statements on an accural basis of accounting in conformity with generally accepted accounting principles in the United Sates (GAAP)

B. Fiscal Year:

The Company operates on a 52 week fiscal year ending on December 31

C. Cash Equivalents

Cash and cash equivalents in the company bank accounts includes the company's operating account and the restricted cash account used to hold round ups and pay down consumer loans

D. Current Liabilities

Loan Payable includes a founder and friend loans of $55k, SBA PPP Loan $10k and SBA EDL $2k

E. Revenue

Revenue consists of consumer monthly subscription fee and per transaction fee

F. Cost of Goods Sold

Cost of Goods sold is primarily Yodlee platform fees

G. Consutling Fees

Consulting fees for the company consist primarily of consulting and development services on the platform